[CN Logo]                                                     News
North America's Railroad                               FOR IMMEDIATE RELEASE




                                         Stock symbols: TSE: CNR / NYSE: CNI




                                                                  www.cn.ca






Canadian National declares third-quarter 2001 dividend


MONTREAL, July 23, 2001 -- The Board of Directors of Canadian National today declared a third-quarter 2001 dividend on the Company's outstanding common shares. A quarterly dividend of nineteen and one half cents (Cdn $0.195) will be paid on Sept. 28, 2001, to shareholders of record at the close of business on Sept. 7, 2001.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

                                            - 30 -

Contacts:
Media                                                     Investment Community
-----                                                     --------------------
Mark Hallman                                              Robert Noorigian
System Director                                           Vice-President
Media Relations                                           Investor Relations
(416) 217-6390                                            (514) 399-0052